November 1, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Old Mutual Funds II (the “Registrant”)
1933 Act File No. 002-99810
1940 Act File No. 881-04391
CIK No. 0000775180
N-1A filed on February 24, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Old Mutual Funds II hereby requests withdrawal of Post-Effective Amendment No. 112 (“PEA 112”) to the registration statement on Form N-1A (Registration File No. 002-99810), together with all exhibits thereto, and the following delaying amendments related to PEA 112:

PEA No.	SEC Accession No.
114	0000775180-11-000016
118	0000775180-11-000033
120	0000775180-11-000043
122	0000775180-11-000083
124	0000775180-11-000091
125	0000775180-11-000104

PEA 112 was initially filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2011 to register the shares of a new series, the Old Mutual 2100 Xenon Managed Futures Strategy Fund.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to PEA 112, PEA 114, PEA 118, PEA 120, PEA 122, PEA 124 and PEA 125.  The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

If you have any questions or if we may be of further assistance, please do not hesitate to call the undersigned at (720) 200-7727.

Very truly yours,

/s/ Kathryn L. Santoro
Kathryn L. Santoro
Secretary
OLD MUTUAL FUNDS II